

January 28, 2015

Via E-mail
Julia A. Sloat
Treasurer
AEP Texas Central Company
539 N. Carancahua Street
Suite 1700
Corpus Christi, TX 78401

> **Re:** **AEP Texas Central Transition Funding II LLC**
> **AEP Texas Central Transition Funding III LLC**
> **Forms 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File Nos. 333-136787 and 333-179092**

Dear Ms. Sloat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of AEP Texas Central Transition Funding II LLC and AEP Texas Central Transition Funding III LLC

Exhibits 31.1 to Forms 10-K

1. We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state "Certification," and your introductory sentence includes the title of the certifying individual. Please confirm that, in future filings for these and any other transactions for which you act as servicer, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii).

<u>Exhibits 34.1 to Forms 10-K</u>

2.   We note that the assessment of compliance with servicing criteria of AEP Texas Central
        Company states that Item 1122(d)(4)(x) of Regulation AB is excluded from the
        applicable servicing criteria as AEP Texas Central Company has concluded that that item
        is not applicable to the activities that it performs. However, in the attestation report on
        assessment of compliance with servicing criteria of Deloitte & Touche LLP, Item
        1122(d)(4)(x) is not listed as one of the servicing criteria that has been determined to be
        not applicable to the activities performed by AEP Texas Central Company. Please advise
        or revise.

Form 10-K of AEP Texas Central Transition Funding II LLC

<u>Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 7</u>

3.   Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify
        any material instance of noncompliance identified in any party's report on assessment of
        compliance with servicing criteria. We note that Exhibit 33.2 – Report on Assessment of
        Compliance with Servicing Criteria for Asset-Backed Issuers for The Bank of New York
        Mellon – discloses two instances of noncompliance with applicable servicing criteria.
        Please confirm to us that if any party's report on assessment of compliance with servicing
        criteria required under Item 1122 of Regulation AB identifies any material instance(s) of
        noncompliance with the servicing criteria in future filings, you will identify the material
        instance(s) of noncompliance in the Form 10-K that includes the report.

<u>Item 15. Exhibits, Financial Statement Schedules, page 5</u>

<u>Schedule B to Exhibit 33.2</u>

4.   We note the disclosure here regarding The Bank of New York Mellon's identified
        material instance of noncompliance with the Item 1122(d)(3)(i) servicing criterion, and
        the statement that "certain reports to investors were not prepared in accordance with the
        timeframes and other terms set forth in the related transaction agreements." With a view
        to disclosure, please tell us:

        - whether the transaction covered by this Form 10-K is part of the sample
          transactions reviewed to assess compliance with the applicable servicing criterion;
        - if the transaction covered by this Form 10-K was part of the transactions
          reviewed, whether the identified instance of noncompliance involved this
          transaction;
        - identification of the "certain reports" (including time frames covered by the
          reports) that were impacted by the material instance of noncompliance;
        - the nature, extent and scope of the information that was not prepared in
          accordance with the terms of the transaction agreements; and
        - whether investors were materially impacted or effected as a result of the material
          instance of noncompliance.

5.	Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance, and the party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc:	Kevin Hochberg, Sidley Austin LLP